EXHIBIT 23.01

CONSENT OF ERNST & YOUNG LLP,

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in Post-Effective Amendment No. 1 to the Registration Statement (Form S-3 No. 333-132813) and related Prospectus of Google Inc. for the registration of 5,300,000 shares of its Class A Common Stock and to the incorporation by reference therein of our reports dated March 10, 2006, with respect to the consolidated financial statements and schedule of Google Inc., Google Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Google Inc., included in the Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/    ERNST & YOUNG LLP

San Jose, California

March 29, 2006